SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13G/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)


                               TEJON RANCH COMPANY
             ------------------------------------------------------
                                (NAME OF ISSUER)


                     COMMON STOCK, $.50 PAR VALUE PER SHARE
             ------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    879080109
             ------------------------------------------------------
                                 (CUSIP NUMBER)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).


- --------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      THIRD AVENUE MANAGEMENT LLC

      (EIN 01-0690900)

- --------------------------------------------------------------
- --------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [  ]
       (b)  [  ]
- --------------------------------------------------------------
- --------------------------------------------------------------
  3   SEC USE ONLY

- --------------------------------------------------------------
- --------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware Limited Liability Company
- --------------------------------------------------------------
- --------------------------------------------------------------
                   5 SOLE VOTING POWER

                          4,234,307
   NUMBER OF     ---------------------------------------------
                 ---------------------------------------------
     SHARES        6  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY               NONE
                 ---------------------------------------------
                 ---------------------------------------------
      EACH         7  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                4,238,885

                 ---------------------------------------------
                 ---------------------------------------------
      WITH        8   SHARED DISPOSITIVE POWER

                           NONE
- --------------------------------------------------------------
- --------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           4.238.885
- --------------------------------------------------------------
- --------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*
             [    ]

- --------------------------------------------------------------
- --------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           29.5%
- --------------------------------------------------------------
- --------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

           IA
- --------------------------------------------------------------


ITEM 1.

     (A) NAME OF ISSUER:

         Tejon Ranch Company (the "Issuer").

     (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES OR,IF NONE, RESIDENCE:

         P.O. Box 1000, Lebec, CA 93243

ITEM 2.

     (A) NAME OF PERSON FILING:

         This schedule is being being filed by Third Avenue Management LLC. ("TAM" is sometimes referred to hereinafter as "filer").


     (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

         The address of the principal  executive  office of TAM is:
         767  Third  Avenue,  New York, New York 10017-2023.

     (C) CITIZENSHIP:

         The citizenship or place of organization of each of the reporting persons is as follows:

          Delaware Limited Liability Company


     (D) TITLE OF CLASS OF SECURITIES:

         Common Stock, $.50 par value per share.


     (E) CUSIP NUMBER:

         879080109

ITEM 3. IF THIS STATEMENT IS BEING FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (E) Investment Adviser. TAM is registered under section 203 of the Investment Advisors Act of 1940.

ITEM 4.  OWNERSHIP.

         (a) & (b) TAM beneficially owns 4,238,885 shares, or 29.5% of the class of securities of the issuer.

         (c)    (i) TAM: 4,238,885

               (ii) Not applicable.

              (iii) TAM: 4,238,885

               (iv) Not applicable.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.  OWNERSHIP  OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Third Avenue Small-Cap Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 274,600 of the shares reported by TAM, Third Avenue Value Portfolio of the AEGON/Transamerica Series, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of 137,305 of the shares reported by TAM, Third Avenue Variable Portfolio of the Third Avenue Variable Series Trust, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of 18,000 of the shares reported by TAM, Third Avenue Real Estate Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of 304,980 of the shares reported by TAM, and Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 3,420,106 of the shares reported by TAM. Various separately managed clients for whom TAM acts as investment advisor have the right to receive dividends from, and the proceeds of the sale of, the shares reported by TAM.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.


ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              January, 28, 2003
                           ---------------------------
                              (Date)




                                   THIRD AVENUE MANAGEMENT LLC

                              BY: /S/ MARTIN J. WHITMAN
                                   ------------------------
                                    Martin J. Whitman
                                    Chairman and Chief Investment Officer